                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549

                                  FORM 12b-25

                                                 Commission File Number: 0-19369
                                                                         -------

                          NOTIFICATION OF LATE FILING
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
(Check One):  [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [X] Form 10-Q  [  ] Form N-SAR

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For Period Ended: February 27, 1999
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[  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-K      [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K


For the Transition Period Ended: N/A
                                 ---

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                         ---

                                    Part I
                            REGISTRANT INFORMATION

Full name of registrant: Little Switzerland, Inc.
                         ------------------------

Former name (if applicable): N/A
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Address of principal executive office (Street and number): 161-B Crown Bay
                                                           ---------------
Cruise Ship Port
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City, State and Zip Code: St. Thomas, USVI 00802
                          ----------------------

                                    Part II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]  (b)  The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   Part III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Quarterly Report on Form 10-Q for the period ended February 27, 1999 cannot be filed by Little Switzerland, Inc. (the "Company") within the prescribed time period without unreasonable effort or expense because of ongoing negotiations with its two lead banks regarding the Company's noncompliance with certain financial covenants contained in the original loan agreements with the banks and the nonpayment of amounts totaling approximately $1.5 million under the revolving term loans with one of the Company's banks on the maturity dates of such loans. One of the Company's banks has notified the Company that payment of all amounts outstanding under the revolving term loan, term loan and letters of credit with the bank would be due upon notice and demand from the bank. The other bank has placed its credit facility under review and informed the Company that, during the review period, the Company would not be able to increase its borrowings beyond the amounts outstanding.

     As a result of not being in compliance with its financial covenants, the Company has entered into active negotiations with both of its banks concerning a standstill agreement pursuant to which the banks would agree not to exercise their rights and remedies under the loan documents, including declaring all amounts outstanding under the loans immediately due and offsetting any credit balances in the Company's accounts in the banks as permitted under the loan agreements, for a period of time. The Company is also seeking amendments to its existing loan agreements under which, among other things, (i) the banks would waive compliance with existing financial covenants, (ii) new financial covenants would be negotiated, (iii) the banks would reinstate or extend the existing credit facilities and (iv) the Company would grant a security interest to the banks in certain of its assets. There can be no assurance, however, that the Company will be successful in obtaining a standstill agreement with its banks, that the Company will be successful in obtaining amendments to its existing loan agreements or that such agreements will be on terms favorable to the Company. If the Company is not successful in obtaining such agreements, the banks may declare amounts outstanding under these loans immediately due and offset any credit balances in the Company's accounts in the banks. If either of the banks declares amounts outstanding under such loan agreements immediately due, the Company does not believe that it will have sufficient funds available to make such payments and such action by the banks will have a material adverse effect on the Company.

     In addition to addressing the status of its credit arrangements with its existing lenders, the Company is actively exploring other financing alternatives, including, without limitation, entering into discussions with other lenders and pursing potential equity investments by certain third parties. At this time, the Company does not have any firm commitments from other lenders or third parties to provide it with funds that would be used to finance its working capital or to pay amounts outstanding under the loans which the Company's banks may declare immediately due. There is no assurance that the Company will be successful in obtaining any other financing. Because the Company's existing lenders will not permit the Company to increase its borrowings under the existing credit facilities and have indicated that at this time they will not increase the Company's availability in connection with a potential amendment to the existing credit facilities, the Company's only source of working capital is from funds from operations. At this time, the Company does not believe that funds from operations will be sufficient to adequately support its operations past the end of fiscal 1999. If the Company is unable to obtain other financing that will provide it with funds for working capital purposes by the end of fiscal 1999, it will have a material adverse effect on the Company.

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     Due to these circumstances, the Company is requesting an extension on this
Form 12b-25. The Company intends to file the Form 10-Q within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


                                    Part IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         David J. Nace, (340) 776-2010

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.



                           LITTLE SWITZERLAND, INC.
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                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  April 14, 199       By: /s/ David J. Nace
                              -----------------------------------
                              David J. Nace
                              Chief Financial Officer,
                              Executive Vice President
                              and Treasurer

          Instruction.   The form may be signed by an executive officer of the
     registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                           LITTLE SWITZERLAND, INC.
                               FILE NO. 0-19369
                                  FORM 12b-25

                              PART IV ATTACHMENT


     As the date hereof, the Company anticipates that a significant change in results of operations for the quarter ended February 27, 1999 from the quarter ended February 28, 1998 will be reflected by the earnings statements to be included in the Quarterly Report on Form 10-Q for the quarter ended February 27, 1999. The Company anticipates that it will report a loss in revenues for the quarter ended February 27, 1999, primarily as a result of the loss of sales relating to Rolex products. The Company anticipates that it will report a net loss of approximately $1.3 million, or $.16 per share, for the quarter ended February 27, 1999 as compared to a net income of $1.8 million, or $.21 per share, for the corresponding period last year and a net loss of approximately $7.5 million, or $.87 per share, for the nine-month period ended February 27, 1999 as compared to a net income of $1.5 million, or $.17 per share, for the corresponding period last year.